June 6, 2006
VIA FACSIMILE TRANSMISSION
Mr. Andrew P. Schoeffler
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	PGT, Inc.
Amendment No. 2 to Registration Statement on Form S-1,
filed May 25, 2006 (“Amendment No. 2”)
SEC File No. 333-132365
Dear Mr. Schoeffler:
     On behalf of our client, PGT, Inc. (the “Company”), we submit this letter to respond to the letter of Ms. Pamela A. Long to Mr. Rodney Hershberger, dated June 5, 2006, with respect to the above-referenced filing.
     For ease of reference, the Staff’s comments are set forth below in italics. The Company’s responses to the Staff’s comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff’s comment letter of June 5, 2006.
     Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2. Unless otherwise indicated, page references in our response are to the marked copy of Amendment No. 2.
Leading Position in the Rapidly Growing U.S. Impact-Resistant Market, page 51
1.	Q: We note your response to comment 20 of our letter dated May 15, 2006. Yet, we do not see where you revised your prospectus to disclose your prior response, as requested in the second sentence of our comment. Please revise.

Mr. Andrew P. Schoeffler
June 6, 2006

A: In response to the Staff’s comment, we included the referenced disclosure on page 49 of Amendment No. 2, a copy of which is attached for the supplemental review of the Staff, and have marked such page to clarify that the correct name is the Hurricane Research Advisory Committee.
Employment Agreements, page 65
2.	Q: We note your response to comment 23 of our letter dated May 15, 2006. Do you have a consulting agreement with Mr. White? If material, please file this agreement as an exhibit.

A: In response to the Staff’s comment, we supplementally inform the Staff that the Company does not have a consulting agreement with Mr. White.
Item 15. Recent sales of unregistered securities, page II-2
3.	Q: We reissue comment 35 of our letter dated May 15, 2006 as it applies to the third to last paragraph of this section.

A: Attached for the supplemental review of the Staff is a marked page II-2 of Amendment No. 2 reflecting the change to be made in response to the Staff’s comment.
Exhibit 5.1
4.	Q: We note the assumption set forth in the last sentence of the fourth paragraph regarding the new charter. Counsel may not limit its opinion in this manner. Please revise accordingly.

A: In response to the Staff’s comment, we have revised the legal opinion to be rendered in connection with the Company’s initial public offering and filed as Exhibit 5.1 accordingly and have attached for the supplemental review of the Staff a copy of the revised legal opinion marked to show the change to be made in response to the Staff’s comment. The legal opinion has also been revised to reflect the fact that only the Company will be selling shares in the offering.
* * * *

Mr. Andrew P. Schoeffler
June 6, 2006

     Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.

Very truly yours,
/s/ Allison Land Amorison

Allison Land Amorison

cc:	Jeanne Baker Tracey Houser Pamela A. Long Rodney Hershberger